SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J Nº. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 539th MEETING OF THE BOARD OF DIRECTORS HELD ON
JANUARY 15, 2008

On January 15, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and thirty-nineth (539th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Member Luiz Fernando Cirne Lima, as well as his alternate, did not attend the Meeting, and was replaced by Board Member Ruy Lemos Sampaio, according to the representation letter previously submitted in compliance with the procedure set out in the Bylaws of the Company. The Chief Executive Officer José Carlos Grubisich, and Officers Carlos Fadigas, Mauricio Ferro and Roberto Prisco Paraíso Ramos, as well as Sergio Thiesen, José Augusto Cardoso Mendes, Nelson Raso and Ana Patrícia Soares Nogueira and Marta Pinto Lima Pacheco, were present at the Meeting. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberation was unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposal for Deliberation was approved, a copy of which was previously forwarded to the Board Members for cognizance and will remain filed at the Company’s headquarters: a) PD.CA/BAK-01/2008 – Projects in Venezuela, for the purpose to: (i) approve investments for the next phase of the projects in Venezuela (“Venezuela Projects”), until a final investment decision, according to the characteristics and limits described in the respective PD and its Exhibits; (ii) approve the incorporation, through Braskem Europe B.V., of two companies which will be the association vehicles between the Company and Petroquímica de Venezuela S.A. – Pequiven for implementation of the Venezuela Projects, based on the main terms of the Shareholders’ Agreements and Bylaws described in Exhibit 1 to the respective PD; (iii) approve the incorporation of the company Braskem Venezuela, which will be 100% controlled by Braskem Europe B.V.; and (iv) authorize Braskem’s Executive Office to enter into any such documents, shareholders agreements, notices and contracts as may be required for the full implementation of the Venezuela Projects, under the terms of item (i), (ii) and (iii) above; 2) 2008 CALENDAR – approval of the change in the Calendar for the performance of ordinary meetings of the Company’s Board of Directors, as approved at the latest meeting of the Board held on December 17, 2007, for the purpose of changing the date of the ordinary meeting scheduled to take place in the month of June 2008, and add a meeting in the month of March 2008, according to the dates indicated in the document presented herein and initialed by the presiding board members, which will be filed at the Company’s headquarters. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest of the Company: A proposal for calendar and basic agenda was presented for the meetings of the supporting Committees of the Board of Directors in 2008, for analysis and subsequent ratification by the Board members. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, January 15, 2008. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Mauro Mettrau Carneiro da Cunha; Edmundo José Correia Aires; Luiz Fernando Cirne Lima (by Ruy Lemos Sampaio); Newton Sergio de Souza; Rogério Gonçalves Mattos].

The above matches the original recorded on its own.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576-9999 – Fax (11) 3576-9532

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.